Exhibit No. 22

SUBSIDIARIES OF THE VALSPAR CORPORATION


The following are wholly-owned subsidiaries of The Valspar Corporation and do business under its corporate name:

                                            State of Incorporation

   Engineered Polymer Solutions, Inc.                Delaware

   Valspar Inc.                                       Canada


Subsidiaries not listed would not, if considered in the aggregate as a single subsidiary, constitute a significant subsidiary.